SCHEDULE 13G FILINGS



DATE:December 31, 2003

SECURITY NAME:Richardson Electronics LTD/DE

CUSIP:763165107

CIK#:0000355948

IRS#:362096643

Exchange:NASDAQ

ADDRESS:40W267 Keslinger Road
PO Box 393
LaFox, IL 60147-0393


SOLE VOTING SHARES:591,295

SHARED DISPOSITIVE SHARES:825,353

AGGREGATE AMOUNT:825,353

SHARES OUTSTANDING:13,236,000

% OWNED BY LOOMIS:6.25%

LOOMIS CIK#:0000312348

LOOMIS IRS#:043200030

LOOMIS PASSWORD:$loomis2004
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Richardson Electronics Ltd/DE
____________________________________________
(Name of Issuer)

Common stock
____________________________________________
(Title of Class of Securities)

763165107
_________________________
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 763165107	13G Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Loomis Sayles & Co., L.P.
#04-3200030
______________________________________________________________________________
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [  ]
(b)  [  ]
______________________________________________________________________________
3.SEC USE ONLY


______________________________________________________________________________
4.CITIZENSHIP OR PLACE OF ORGANIZATION
Reporting Person: Citizenship or place of organization of Delaware laws. Principaloffice of Reporting Person is in Boston, MA.
______________________________________________________________________________
			5.SOLE VOTING POWER
			591,295
NUMBER OF SHARES
			6.SHARED VOTING POWER
BENEFICIALLY		  -0-
OWNED BY EACH
REPORTING		7.SOLE DISPOSITIVE POWER
PERSON WITH		825,353
			8.SHARED DISPOSITIVE POWER
			-0-
______________________________________________________________________________
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING	PERSON
825,353
______________________________________________________________________________
10.CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
______________________________________________________________________________
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.25%
______________________________________________________________________________
12.TYPE OF REPORTING PERSON*
Investment adviser
Item 1(a).	Name of Issuer
Richardson Electronics LTD/DE
Item 1(b).	Address of Issuers Principal Office
40W267 Keslinger Road
PO Box 393
LaFox, IL 60147

Item 2(a).Name of Person Filing
Loomis, Sayles & Co., L.P.

Item 2(b).Address of Principal Business Office
One Financial Center
Boston, MA  02111

Item 2(c).Citizenship
Reporting Person: Citizenship or place of organization of Delaware laws.Principal office of Reporting Person is Boston, MA

Item 2(d).Title of Class of Securities
Common Stock

Item 2(e).CUSIP Number
763165107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b)
or 13d-2(b), check whether the person filing is a:
(a)[ ]Broker or dealer registered under Section 15 of the Act
(b)[ ]Bank as defined in Section 3(a)(6) of the Act
(c)[ ]Insurance Company  registered under Section 3(a)(19) of the Act
(d)[ ]Investment company registered under Section 8 of the
Investment Company Act
(e)[x]Investment Adviser registered under Section 203
of the Investment Advisers Act of 1940
(f)[ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund:  see Section 240.13d-1(b)(1)(ii)(F)
(g)[ ]Parent Holding Company, in accordance with
Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)[ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
Item 4.	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)Amount beneficially owned:	825,353
(b)Percent of Class:		6.25%
(c)Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
591,295
(ii)	shared power to vote or to direct the vote:
-0-
(iii)	sole power to dispose or to direct the
disposition of:		825,353
(iv)	shared power to dispose or direct the
disposition of:		   -0-

Loomis, Sayles & Company, L.P. disclaims any beneficial interest in any of the foregoing securities.
Item 5.Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Clients of Reporting Person have such a right, none of whom has such interest relating to more than 5% of any class.



-4-


SCHEDULE G

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule the identification of the relevant subsidiary.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule
13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquire and to the best of my knowledge
and belief, I certify that the 	information set forth in
this statement is true, complete and correct.

Date: December 31,2003
Signature:/s/ Melissa LaGrant

Name/Title:Melissa LaGrant
Compliance Trading Manager